Filed by Hercules Offshore, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Hercules Offshore, Inc.

Commission File No.: 0-51582

NOTICE: The following is a transcript of the March 19, 2007 conference call of Hercules Offshore, Inc. (the “Company”). While efforts are made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. The Company believes that none of these inaccuracies are material. The recorded conference call is accessible through the Company’s website until April 15, 2007.

Forward-Looking Statements

This transcript contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to a number of risks, uncertainties and assumptions, including the factors described in our most recent periodic reports and other documents filed with the Securities and Exchange Commission, which are available free of charge at the SEC’s website at www.sec.gov or our website at www.herculesoffshore.com. The Company cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements.

Risks with respect to the combination of the Company and TODCO, as well as other recent and future acquisitions, include the risk that we will not be able to close the transaction, as well as difficulties in the integration of the operations and personnel of the acquired company, diversion of management’s attention away from other business concerns, and the assumption of any undisclosed or other liabilities of the acquired company. We expect to incur substantial transaction and merger related costs associated with completing the merger with TODCO, obtaining regulatory approvals, combining the operations of the two companies and achieving desired synergies. Additional unanticipated costs may be incurred in the integration of the businesses of the Company and TODCO. Expected benefits of the merger may not be achieved in the near term, or at all. The Company will have a significant amount of additional debt as a result of the merger. This debt will require us to use cash flow to repay indebtedness, may have a material adverse effect on our financial health, and may limit our future operations and ability to borrow additional funds.

Important Information and Where to Find It

The Company and TODCO will file a joint proxy statement/prospectus and other documents concerning the proposed Merger with the Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, TODCO AND THE MERGER. A definitive joint proxy statement/prospectus will be sent to the stockholders of the Company and TODCO seeking their vote as required by the Merger Agreement.

Investors may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other documents containing information about the Company and TODCO, free of charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective companies as follows: Information regarding the Company can be obtained by contacting its investor relations department at 713-979-9832 or by accessing its website at www.herculesoffshore.com; and the information regarding TODCO can be obtained by contacting its investor relations department at 713-278-6014 or by accessing its website at www.theoffshoredrillingcompany.com.

The Company and TODCO and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and TODCO in connection with the Merger. Information about the directors and executive officers of the Company and TODCO and their ownership of the Company’s Common Stock is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders filed with the SEC on March 24, 2006. Information about the directors and executive officers of TODCO and their ownership of TODCO Common Stock is set forth in the proxy statement for TODCO’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the Merger when it becomes available.

Hercules Offshore & TODCO Merger Announcement Conference Call 03/19/07 at 10:00 a.m. ET

Operator: Good day, ladies and gentlemen, and welcome to the Hercules Offshore and TODCO merger announcement conference call. My name is Carissa, and I will be your coordinator for today. At this time all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference. At that time, if you wish to ask a question, you may do so by keying in *1; if at any time during the call you require assistance, please key * followed by 0, and the coordinator will be happy to assist you. I would now like to turn the presentation over to your host for today’s conference, Mr. Stephen Butz, Vice President and Treasurer. Please proceed, sir.

Stephen Butz – Vice President and Treasurer, Hercules Offshore

Thank you, Carissa. Good morning. I would like to welcome all of you to our conference call today to announce the signing of a definitive merger agreement between Hercules Offshore and TODCO. With me in Houston today from Hercules management team are Randy Stilley, CEO and President; John Rynd, Senior Vice President; and Lisa Rodriguez, Senior Vice President and CFO. Joining us from TODCO are Jan Rask, President and CEO, Scott O’Keefe, Executive Vice President Finance and Administration; David Crowley, Senior Vice President of Operations; and Dale Wilhelm, Vice President and CFO.

Before we begin our prepared remarks, I would like to highlight that this presentation will contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include any statement that does not relate strictly to historical fact. These forward-looking statements are based on management’s current plans, expectations, estimates, assumptions and beliefs concerning future events and therefore involve a number of risks and uncertainties. These risks and uncertainties are further described in Hercules’ annual report on Form 10-K and other documents filed with the Securities and Exchange Commission, which are available free of charge at the SEC’s website at www.sec.gov or the company’s website at www.herculesoffshore.com.

There are also risks associated with our proposed merger with TODCO, including possible inability to close the transaction, possible delays and unanticipated costs, difficulties integrating the TODCO business and personnel, assumption of TODCO’s liabilities, and increased levels of debt. With that, it’s my pleasure to turn the call over to Randy.

Randall D. Stilley, Chief Executive Officer and President, Hercules Offshore

Thanks, Stephen. Good morning and thank you for joining us on this exciting day for Hercules Offshore and TODCO. I’m extremely pleased to announce the signing of a definitive merger agreement between our two companies. We firmly believe that this transaction will create considerable value for both company’s shareholders, customers and employees.

The merger agreement was unanimously approved by both Boards of Directors. Under the terms of the agreement, TODCO shareholders will receive on average $16 in cash per share and 0.979 Hercules shares. TODCO shareholders will have the right to make a cash or stock election subject to proration if either cash or stock is oversubscribed. The cash portion will be financed through long-term debt, fully committed by UBS Investment Bank.

The stock portion of the transaction is expected to be tax free to TODCO shareholders, and the deal is expected to close by mid-2007, subject to regulatory approvals, shareholder approval from both Hercules and TODCO shareholders and other customary closing conditions. As we mentioned in our press release, John Reynolds, the current Chairman of Hercules will remain Chairman, the Board of Directors will be composed of 7 current Hercules Board members and three TODCO Directors. I will remain CEO and President, John Rynd will be Chief Operating Officer, Lisa Rodriguez will be CFO and David Crowley from TODCO, will be Senior Vice President of Marketing and Technical Services.

The combined company will benefit from significant operational and geographic diversification with a fleet of 33 jackup drilling rigs, 3 submersibles, 27 barge rigs and 64 liftboats operating in 10 countries on 5 continents.

Based on the closing prices on Friday, March 16, the combined entity would have an equity market capitalization of 2.4 billion, net debt of approximately 1 billion and a total enterprise value of 3.4 billion.

Now I would like to briefly walk you through what we believe is a highly compelling strategic rationale for this transaction. First, while Hercules and TODCO have each been successful in expanding into new international locations, the U.S. Gulf of Mexico remains a viable focus for both companies. The combination will enhance our position in the U.S. Gulf of Mexico, providing greater economies of scale and thereby increasing our operational flexibility. The combined company will operate a much larger and more diverse jackup fleet.

Second, the merger provides more diversity across assets, geographic regions and customers. Hercules will operate the world’s fourth largest jackup fleet, and the transaction combines leaders and barge drilling and liftboats. While Hercules has operations in the U.S. Gulf of Mexico, Nigeria, Qatar and India, TODCO also has operations in Mexico, Brazil, Trinidad, Venezuela, Angola and Malaysia. This greater geographic footprint should enhance our ability to continue our strategy of international expansion.

Third, while the combined entity will ultimately be a much stronger platform from which to continue to grow our overall growth strategy, the financial rationale for this transaction is also compelling. Based on our expectations, the transaction will exceed our hurtle rate for return on capital and furthermore, the transaction is accretive to our earnings per share even without factoring in potential synergies. The leverage is manageable, and we intend to reduce debt quickly. Our conservative balance sheet philosophy will remain the same as in the past and will position the company for further growth. Moreover, the combined entity should benefit from a reduced cost of capital and shareholders should benefit from greater liquidity.

Now I’d like to turn the call over to Jan so he can cover some of the other benefits of this combination and the rationale from his perspective.

Jan Rask, President, President and CEO of TODCO

Thank you Randy, good morning everyone. For those of you who have followed TODCO, you know that our company has been intensely focused on the shallow water oil field service market. Today we’re delighted to be joining forces with Hercules to create what we believe is the world’s leading shallow water focused oil field services company with a number one market share in barge drilling rigs, liftboats and the fourth largest jackup fleet in the world.

We’re very pleased with the signing of this agreement and believe this transaction maximizes value for TODCO shareholders. Not only will TODCO shareholders receive a 28% premium to Friday’s closing share price, but they will also realize a portion in cash while having the opportunity to participate in the future upside of this exciting combination and growth story.

In addition, we believe that Hercules Offshore management team has proven acquisition and integration capabilities and will continue to capitalize on growth opportunities that exist in the fragmented offshore jackup market. Both companies value the strong relationship we’ve built with our customers. We believe they will benefit from the business combination through the broadening of our services, sharing of best practices and enhanced operational efficiencies.

For the over 3,900 combined employees globally, the company will offer improved opportunities for career development and will continue to focus on training and the safety of our people. Given the tightness we are all seeing in the labor market, the combination of these two strong labor forces provides for the operational and management depth to continue and accelerate expansion where each company on its own may have had previously been constrained. With that, I would like to turn it back over to Clarissa to open the call for questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions]. And your first question comes from the line of Beau McKenzie of Prichard Capital. Please proceed.

<Q>: Hi guys. Congratulations on what looks to be a really attractive transaction. Could you step us through the assumptions you’re using in terms of the accretion? What kind of benefits you expect to see? What kind of balance sheet adjustments would be made based on what you see so far in terms of writing up PP&E and goodwill and stuff like that? Thanks.

<A – Lisa Rodriguez>: I’ll start with that. On the accretion; on the earnings per share accretion, we anticipate that it will be about 5% in 2007 and looking at about 15% for ‘08. The assumptions that we’ve used is that PP&E would be written up to about 2 billion for the TODCO assets. Haven’t finalized, of course, the goodwill impact on that. But, of course, that won’t flow through to the P&L. On a cash flow basis, we’re looking at over 10% accretion on a cash flow per share.

<Q>: And Lisa, if I look at the estimates that are out there, they’re not wildly different between the two companies. They’re roughly the same [market value] for 2007. With the write-up in the assets and the associated incremental in the DD&A and, what, 70 or $80 million more of interest expense, are there a comparable level of cost savings in the corporate overhead that would offset the incremental depreciation and interest expense to secrete the accretion?

<A – Lisa Rodriguez>: You know, I think there’s a few factors that complicate it. One is the accounting methodology. We are assuming that Hercules will be the accounting acquirer. So we will adopt the accounting policies of Hercules. So that is one impact. As far as synergies, in our modeling, we use 5 million for synergies. I mean, we all hope that it will be higher than that, but that definitely was not the deal driver or the driver for the accretion.

<A>: I would also like to point out that the 70 million in interest, that would assume no debt pay down and we intend to pay the debt down quickly.

<Q>: All right, great. Thanks.

Operator: Your next question comes from the line of Matt Carlin [ph] of Wyden and Company. Please proceed.

<Q>: Hi, guys, just to follow-up on that last line of questioning, what is the depreciable life that you’re going to use at Hercules for the $2 billion TODCO assets?

<A – Lisa Rodriguez>: In our modeling, we used 15 years with a 10% salvage.

<Q>: Okay. That’s a lot more aggressive than TODCO has been using, of course. Do you guys feel comfortable that those assets have 15 years left in them?

<A – John Rynd>: Yes, Matt, this is John; yes, we do. The existing fleet has been very well maintained. If you look at the incremental stacked rigs, if you elect to reactivate those, that reactivation will be very thorough and will extend the useful life.

<Q>: Okay, great, and on the, as we do our modeling, what’s the interest rate we should assume on the roughly $800 million in debt that you have to take on initially?

<A>: It should be somewhere between 7.5 and 8%.

<Q>: Okay and what about the combined CapEx of the total corporation? Assuming no further rig reactivations?

<A>: For ‘08, the combined CapEx is about $100 million.

<Q>: Okay. Great, that helps me get where I need to be. Thank you.

Operator: Your next question comes from the line of Chris Campbell of Jeffries. Please proceed.

<Q – Chris Campbell>: Hi, guys. Just got a quick question – if you could talk a little bit about the additional consolidation opportunities. I know this is a lot to swallow at once, but with the two entities combined, I guess you’ll have 24 of the 75 jackups in the Gulf of Mexico. Could you talk a little bit about other opportunities, perhaps even one-off opportunities in the Gulf, and as a follow-up, can you also talk about some of the international opportunities that you could potentially see from this given that market continues to remain strong?

<A – Randy Stilley>: Yes, Chris, all along we’ve felt like there were considerable consolidation opportunities on a global basis, and we really tried not to discriminate, you know, in what region those assets might be located. It’s quite likely that we’ll see other opportunities to acquire additional rigs in the future—both in the Gulf of Mexico as well as in several international locations. It’s a very fragmented market with the number of different players involved, and I think as a result of that, we expect to have ample opportunities in the future to find a good acquisition opportunities out there. Just to give you some examples, we have not just focused on the Gulf of Mexico because we think there are good assets out there in other locations. And I think the other thing that’s likely is, you know, there will probably be further consolidations in this industry that does not involve just Hercules. And when that happens, it’s likely that some of the larger drilling contractors may have assets that don’t really fit their strategy on a go-forward basis. We’d like to be in a position to take advantage of that, and I think having a larger entity with a stronger balance sheet will allow us to do that.

<Q – Chris Campbell>: Okay, thank you.

Operator: Your next question comes from the line of Darren Horowitz of Raymond James. Please proceed.

<Q – Darren Horowitz>: Good morning, thank you. My first question relates to the international strategy, possibly leveraging off of Hercules’ existing footprint with, obviously, the 31 over in the Indian Ocean, any possibility to move some of, either idle capacity that TODCO has currently or some cold-stack capacity over there in the near term? And secondly, just looking for your thoughts on the footprint now in the inland barge market, given that it’s to a great extent, an oligopoly, any strategy there for existing reactivations of cold-stack capacity?

<A – John Rynd>: Darren, this is John. I’ll talk to the jackups first. I think it’s not just our footprint that we have opportunities to grow on. If you look at their footprint, both in Angola, Mexico, Trinidad and Brazil and the announcement of the 208 contract in Malaysia, there is incremental demand for mat rigs in Malaysia and India and also within Pemex. So I think the combined fleet would be able to take advantage of those opportunities. I think from the cold-stack capacity, we’re not looking at that yet. We’re going to take the active fleet and see where we can best position it. And I’ll turn the barge call over to David.

<A – David Crowley>: Yes. I think on the barge side, again as per previous calls, we’re seeing a little lull in the first half here. But certainly, reactivations on the barge side is one of the most significant considerations that we have as a company going forward in that sector. And we’re really just waiting on turned contracts, as we mentioned in the past.

<Q – Darren Horowitz>: Okay, that’s helpful. And finally just a few housekeeping questions. First, any break-up fee for the deal? And then secondly, on the tax side, given the different tax jurisdictions, how does that tax liability change with the combined entity?

<A – Lisa Rodriguez>: There is a break-up fee. It’s $30 million for Hercules and $70 million on the TODCO side. On the tax rate assumptions, we – we are modeling just to take the two and combine them at their current rates, not factoring any tax planning at this time, which would give us a 35% rate.

<Q – Darren Horowitz>: Thank you very much.

Operator: Your next question comes from the line of Kevin Wenck of Polynous Capital Management. Please proceed.

<Q – Kevin Wenck>: Good morning, Randy. The cash flows from the two companies, based on some sort of reasonable operating environment going forward, looks like the acquisition debt could be paid down in probably 3 years or maybe even a little bit less than that. What are your thoughts on that?’

<A – Randall Stilley>: Based on the assumptions that we’ve made in the models that we’ve constructed, we think under just about every scenario that the debt could be fully paid off by the end of 2008.

<Q – Kevin Wenck>: Interesting. And then, actually, I guess all my other questions have already been answered. Thanks.

<A – Randall Stilley>: Okay, thank you.

Operator: Your next question comes from the line of Roger Read of Natexis. Please proceed.

<Q – Roger Read>: Yes, good morning gentlemen. First question, I guess kind of following along with the cash flow issues or questions, by our estimates, we expected TODCO would have about $300 million of cash on hand as of mid ‘07. Based on that, is $800 million of debt too much to assume, or is there a set structure on how you’re going to do this? And maybe you just – the cash sits on the balance sheet or something else. Can you walk me through that a little bit please?

<A>: Sure. We would anticipate funding probably about $900 million under a term loan that’s fully committed by UBS. That would leave us with ample cash on the balance sheet to operate going forward.

<Q – Roger Read>: Okay. Does that make you more likely to proceed with additional acquisitions than before year end? Would that be the proper thing to think about with that cash on hand?

<A>: You know, what I think we’ve always said is we wanted to keep some flexibility in that direction. If there are opportunities, we just want to make sure that we’ve got some dry powder on our balance sheet to take advantage of that. If there aren’t any and we’re continuing to build cash, we’ll just pay down the debt faster.

<Q – Roger Read>: And my last question for you, Jan, you had talked quite a lot about rig reactivations, potential acquisitions down the road. What made you think selling was the option you’d prefer to proceed with at this particular point?

<A – Jan Rask>: Roger, I don’t see it as a sale; I see it as a combination. I’ve always been a proponent of the consolidation, and I think this is a very good fit.

<Q – Roger Read>: Okay, thank you.

Operator: Your next question comes from the line of Dan Pickering of Pickering Energy Partners. Please proceed.

<Q – Dan Pickering>: Good morning Guys.

<A>: Good morning.

<Q – Dan Pickering>: Can we take a step back a little bit and I’m just curious on the Hercules side of the transaction, guys, how you tended to think about this? Is it a rate of return deal, is it earnings accretion deal, a dollars-per-rig deal? I mean, what metrics do you tend to think about when you look at a transaction like this?

<A – Randy Stilley>: Actually the answer is yes to all of those, Dan, because we look at all of those when we do a transaction. As you know, we’ve always said that we’ve got pretty strict hurdle rate to return on capital employed; this meets that. From an accretion standpoint, we said we didn’t want to do diluted deals; we believe it meets that hurdle as well. And I think just certainly from a cash standpoint based on our models we should generate significant amounts of cash once the transaction closes.

<Q – Dan Pickering>: Okay. And Randy, I heard you say it meets your hurdle rate, and at least you were kind enough to provide some guidance on things like cost and tax rate. Roughly, where do you see the ‘08 kind of day rates for your fleet compared to where they are today? Is that a flat day rate assumption? higher?

<A – Randall Stilley>: You know, compared to today, Dan, we’re expecting day rates to improve modestly. We’re not expecting to get back to the peaks of 2006, but we are expecting some moderate improvement in 2008.

<Q – Dan Pickering>: Okay. And moderate is 10 or 15%?

<A – Randall Stilley>: That’s about right.

<Q – Dan Pickering>: Okay. And then in terms of just information flow around the deal, when would you anticipate filing your proxy? And just walk us through when from today how the deal timing progresses, please.

<A – Lisa Rodriguez>: I think we’d be looking at filing the proxy in about four weeks, three to four weeks, and then depending on the Hart-Scott process, hopefully closing the transaction mid-summer.

<Q – Dan Pickering>: Okay, last question for me. Are there any kind of caps and collars on the stock side of the transaction?

<A – Randall Stilley>: No.

<A – Lisa Rodriguez>: No.

<Q – Dan Pickering>: Okay, thank you.

<A – Lisa Rodriguez>: You’re welcome.

Operator: Your next question comes from the line of Scott Middlemen [ph] at Jefferies [ph] Asset Management. Please proceed.

<Q>: Hi, good morning. Congratulations. I was just wondering, are there any foreign filings that you plan to make?

<A – Lisa Rodriguez>: No, we do not anticipate having any foreign filing requirements.

<Q>: And just one follow-up. On the anti-trust risk in the Gulf; I mean, I know you guys both have jackup rigs; is there a ballpark of how many jackup rigs are currently working in the Gulf right now?

<A – John Rynd>: Yes, currently jackups contracted as of last Friday was about 67 out of a total fleet right now of about 90 in the Gulf of Mexico.

<Q>: All right. Great. Thanks very much.

<A>: I think it’s probably worth noting as well that those are spread across a number of different people. Our market share out of that total fleet, even in the Gulf of Mexico is only about 25% as a combined entity. And if you look at it from a global basis, there are about 60 different providers, and we’re going to have a low percentage even though we’re going to be the fourth largest globally of the total.

<A>: And the other thing to remember that they’re called mobile offshore drilling units for a reason. They move all over. There’s been at least about plus or minus 250 jackups over the last decade, that have left or come back or circled the globe looking for work around the world. So it is truly not just a segment market, it is a global jackup business.

Operator: Your next question comes from the line of Mike Trakirma [ph] of Morgan Keegan. Please proceed.

<Q>: Hey. Good morning guys.

<A>: Morning.

<A>: Morning.

<Q>: Randy, in the press release, you talked about the final cash and stock amount would be determined upon an equalization formula. Can you tell me what is that?

<A – Randall Stilley>: Lisa ,you want to cover that? Equalization – actually what we said was the average amount – there’s a fixed pool of cash that it comes to $16 a share.

<Q>: Okay.

<A – Randall Stilley>: And then the exchange ratio is what it is, is 0.979.

<A – Lisa Rodriguez>: And so there’s an election mechanism that the stockholders can elect cash, stock and there will be a proration done with that pool of cash or the stock based on the elections.

<Q>: All right. So the amount cash or stock paid, that’s not going to vary depending on an amount of cash that TODCO generates over the next 3 to 6 months, correct then?

<A – Lisa Rodriguez>: No. It is $16 on average per shareholder. But each shareholder can elect cash or stock. So in actuality probably no one shareholder would have $16 and 0.979. But in the aggregate, that’s how much the average will be.

<Q>: Okay. John or David, I’m not sure who wants to handle this one. But there’s some international bidding opportunities, I believe, for some of these rigs possibly in Mexico coming up. Will this tie up here until this deal closes impact the bidding of any of those rigs on a subcontract?

<A>: No. It will not impede either one of us from conducting our normal operations.

<Q>: Okay. And then Jan, finally to you. You’ve built and sold companies a couple times now. Is there anything specific about the timing of this transaction for you?

<A>: No. It just came to us and it’s a very good financial deal for our shareholders, and I think it’s a great combination for the future.

<Q>: Okay. So you don’t’ see anything now that’s causing you to be a seller now versus 6 months ago?

<A>: No. I think consolidation makes sense whether the market is good or poor.

<Q>: Great guys. Thanks a lot. That’s all.

Operator: Your next question comes from the line of Arun Jayaram of Credit Suisse. Please proceed.

<Q – Arun Jayaram>: Good morning.

<A – Lisa Rodriguez>: Morning.

<A>: Hey Arun.

<Q – Arun Jayaram>: Randy, based on Friday’s close, you’re paying about a 28% premium to TODCO stock. I was wondering in terms of calculating the accretion, are you using a consensus figure? Or will the deal be accretive using the consensus forecast for TODCO for ‘07 and ‘08?

<A – Randall Stilley>: The problem with consensus is it varies across everybody’s different model. We used our own modeling for that and used the model that TODCO has built as well and combined those to come up with what we think is going to be an accretive deal. So really it is going to be dependent on the model assumptions.

<Q – Arun Jayaram>: Okay and in terms of those assumptions, John, how many rig reactivations are you assuming?

<A>: Zero.

<Q – Arun Jayaram>: Zero?

<A>: Yes.

<Q – Arun Jayaram>: Okay, so without any rig reactivations, you guys calculate being accretive?

<A>: Yes.

<Q – Arun Jayaram>: Okay. Last question John on a per rig basis; I calculate if you add in the reactivations cost, you are paying about $65 million per mat rig. Am I in the right ballpark or what do you think you paid on a per rig basis?

<A – John Rynd>: Well I think a lot of that depends on what other value you put on the barge rigs and delta towing etcetera. So somewhere between low 50’s to low 60’s is a fair valuation.

<Q – Arun Jayaram>: Okay. Thanks a lot guys.

Operator: Your next question comes from the line of Mike Erbin [ph] of Deutsche Bank. Please proceed.

<Q>: Thanks. Good morning and congratulations.

<A>: Thank you.

<Q>: I think you have addressed this a little bit but in terms of the opportunities you see out there I mean it sounded like more just continuing with what the two individual companies have already embarked on individually. Are there – I guess the question is are there opportunities out there or things that you might pursue as a combined company that you would not have been able to or you might be hesitant to pursue individually?

<A – Randy Stilley>: You know, Mike, I think that all this really does is it allows us to keep going with the strategy that we had previously. You know we will look at the same type of assets. We would not look at branching off into other lines of business certainly, but I think it does allow us to look at potentially larger deals and possibly look at, at some point in the future maybe other asset classes of drilling rigs.

<Q>: Okay and shifting over to the markets that you see. It has not been too long since the last update from both companies in terms of the market, but what is kind of the latest and greatest in terms of what you are hearing from customers in the Gulf? I realize it is kind of a fluid situation so with the gas market at least appearing to firm up and some movement on the [permaning] side, any sense of a change in direction from clients in the shelf?

<A>: In the Gulf of Mexico, actually, we are seeing a lot of interest in programs starting in April and May, and that is certainly against firming commodity prices and you have seen the latest on underground gas storage which is going to be quite favorable for Gulf activity going forward. So we are expecting the same in the inland barge side also.

<Q>: Okay and is that change materially on the other side of hurricane season or are we better, have a better understanding of the conditions, the regulations versus last year where it seemed to catch people by surprise and therefore have a little more steady state level of activity versus last year?

<A>: Yes. Mike this is John. I think a couple of factors are more positive this year than they were last year going into hurricane season. One, we have had basically a year to digest the new regulations, both us and our customers. I think the other thing that we experienced last year was the deep-water jackups getting the new regulations and also the limited amount of insurance coverage, they ran to shallow water to get out of harms ways. So they have a better understanding plus due to the migration over the last 12 months, there is less of those big rigs to come in and compete in the commodity market. So I would be surprised if we see as much disruption this year to hurricane season that we saw last year.

<Q>: Okay. Great. Thank you.

Operator: Your next question comes from the line of Michael Levitt of Chesapeake Partners. Please proceed.

<Q – Louis Sarkas>: It is actually Louis Sarkas. A couple of questions. Just to make sure I heard earlier. Did you say earlier you’re assuming interest of about, between 7.5 and 8%?

<A>: That’s right.

<Q – Louis Sarkas>: Okay. And now can you give us the background to this transaction? Was TODCO looking at all strategic opportunities to maximize shareholder value? And is this, you know, a natural result of that process?

<A – Jan Rask>: Well, we haven’t shopped this deal at all. We had started a discussion some time ago and came to the conclusion pretty quickly that this is something that is interesting to us and our shareholders. And that’s why we pursued it. We have, on our own, tried to accomplished consolidation previously, but to no avail.

<Q – Louis Sarkas>: Okay, and in doing that, I assume that would be trying to acquire other assets and grow bigger?

<A>: We have tried to acquire jackup fleets, both internationally and in the U.S. Gulf of Mexico.

<Q – Louis Sarkas>: Okay, and the next thing is just a question for both management. And that is that, you know, as this deal progresses towards closing, will be it in the earlier end of hurricane season. Are there any carve-outs in the definitive agreement, you know, as it results to hurricanes? I mean, is that part of the material adverse-change provision?

<A>: Actually, no. You know, we both maintain insurance coverage in the event that there’s damage in a hurricane anyway. And I think it’s unlikely that we would even expect to experience that in the early part of hurricane season.

<Q – Louis Sarkas>: Okay, thank you very much.

Operator: Your next question comes from the line of Vidula Merdie [ph] of Tribeca [ph] Global Management. Please proceed.

<Q>: Good morning.

<A>: Good morning.

<Q>: I’m wondering from the Hercules shareholder viewpoint, can you discuss right now what the approval process is? Whether it’s a simple majority of outstanding, simple majority of voting, or is there any two-thirds provisions, or anything of that sort?

<A– Lisa Rodriguez>: I believe that’s majority of voting for Hercules.

<Q>: And right now, since you’re planning on closing some time in the mid-summer, when would you expect the shareholder meeting to occur for the approval?

<A>: Probably a little bit too early to say this point. You know, we have some other things to get out of the way first, as far as getting proxy filed and everything else. But you know, if everything goes well, I think you could say that it would happen probably early summer.

<Q>: All right, thank you very much.

Operator: And your next question comes from the line to Tom Renauldy [ph] of Brin [ph] Court [ph]. Please proceed.

<Q>: Hey, good morning. In terms of the accretion/dilution calculations, I just wanted to double check. How much pickup is there by the adjustment of the useful life, versus where the depreciation level was on TODCO prior?

<A>: You know, Lisa can answer this better than I can, but yeah, it’s not a significant amount quite frankly. Most of the accretion actually comes from cash flow from the business quite frankly.

<A – Lisa Rodriguez>: And accretion numbers do not – I mean like I said it assumes 5 million of synergies only, which you would expect just from the elimination of redundant public company costs. Obviously, we see other opportunities – other synergies – that we should be able to attain in the operations side of the business. So we are very comfortable with the accretion without assuming synergy in operations.

<Q>: Okay. And then one more quick question. When you talk about the market and assuming a modest increase next year, what are you calling the current state of the market for a mat track?

<A>: Low of 65 right now. The range really is about 65 to 85.

<Q>: Okay.

<A>: And take the midpoint and go from there.

<Q>: Okay.

<A>: One thing I would like to – we have had a couple of questions on useful lifes, and I think when you look at a jackup drilling rig or a barge or just about any offshore drilling rig, there’s 2 major components to a rig; it’s the steel and it’s the drilling equipment. The drilling equipment is plug and play. You can replace it with new or rebuild it, and on the steel you cut out the old and put in the new. So if you do proper maintenance through the life of the asset or a major refurb, you bring all of that to basically zero life. So I think when we look at useful lifes, until we see something that changes how we apply a jackup or a floater or a barge, they may have endless useful life because you can continue to change the components that make up the rig.

<Q>: Maybe that’s a good lead-in. What do you think you have to spend on one of these rigs per year to keep it running forever essentially?

<A>: It depends on the unit. I would say anywhere from $500,000 to $2 million would be a fair range depending across the asset type and age and how it was maintained for the previous decade.

<Q>: All right, great. Thanks.

Operator: Your next question comes from the line of Jeff Priest [ph] of Image Capital Management [ph]. Please proceed.

<Q>: Good morning, gentlemen. The question – most of my questions have been answered. The one I keep going back to is what was the instigating reason for the transaction in terms of approaches?

<A – Randy Stilley>: Maybe I should answer that since you have beat up on Jan enough on that question. (laughing) Quite frankly, Jan and I had discussed consolidation in the jackup business more than once over a long period of time. I think we both have a similar view that this is a very fragmented business. It needs some consolidation. There’s some great economies to scale and operating leverage to be obtained from that and, quite frankly, I think we both have that same view. So we kind of came to the point eventually that something needed to happen, and we felt like it was time to go ahead and do something about it so we made an offer to TODCO and through the subject of the time of negotiation we agreed on an offer that makes sense for both parties. I think it’s a great deal for Hercules’ shareholders and had things been reversed and gone the other way, I think we probably could have reached an agreement there as well.

<Q>: Okay. I appreciate that. Then Jan, this is solely for you. I’m looking at both companies. This is almost like a leverage recap of your business with the twist of getting your shareholders additional value vis-à-vis the merger transaction, but if I look at what TODCO can essentially accomplish in and of itself by recap, what is it that – is it solely the economy to scale and the leverage that’s driving the transaction from your perspective? And then I guess the follow-on to that is if that’s the case then using 5 million seems to be significantly too small of a number.

<A>: No, it’s the combination of the financial implication for our shareholders and the consolidation of the jackup market. I think that Hercules will have a great platform to continue to expand in various geographical markets that perhaps we would not have been able to do on our own.

<A – Randy Stilley>: Yes, it’s probably worth noting as well I think everybody tends to focus on the jackup business primarily, but you know, TODCO has a significant presence in the barge drilling market. Hercules is the leader in the lift boat business, which actually has always allowed us to maintain a little more flexibility on our balance sheet. And I think when you combine all three of those components with some leadership in all three of those, it allows us to position the company in a lot better way to look at further opportunities in the future.

<Q>: When I look at both companies and I essentially do a leverage recap analysis at least using some of the assumptions that we learned of today, it seems like both companies, and albeit I’ve been a holder of both companies, so would be better – not so much better suited with a leverage recap, but certainly from a strong stock price performance at least on the first day, better suited to receiving essentially the same premium in this environment. So I’m struck a little bit why there was a premium paid to the TODCO shareholders of such significance when I’m looking at both companies essentially in the same position.

<A – Randy Stilley>: I think it’s important to kind of back up and not just look at it from that standpoint. You know, if you look at the acquisition price, and certainly from Hercules’ standpoint at the price we’re able to acquire some very good drilling assets. You could not go out on the market today and acquire those same assets at a cheaper price, and certainly not at the same number of those currently operating assets with good crews and good management behind them, and I think that overrides a lot of the just purely financial look at this deal.

<Q>: Understood, understood. Believe me, I’m not complaining. I’m happy as a shareholder of both that the combination is going through. I have one side of me wants the premium and the other side of me wants the annulment of the decline in your share values today, so thank you.

Operator: Your next question comes from the line of Barry Allen [ph] of State Street Global. Please proceed.

<Q>: Good morning, folks.

<A>: Good morning.

<Q>: Can you just clarify one more time for me. You mentioned by any scenario that you looked at you could pay down the debt by the end of ‘08, and then it was mentioned that there are assumptions for day rates for ‘08 to be in the 10% to 15% range higher. What is the low limit of your day rate assumptions that gets you to pay down the debt by the end of ‘08, because I just can’t get there?

<A – Lisa Rodriguez>: That was assuming the transaction closed like currently with our models, so you’re looking on some scenarios it actually falls over in the first half of ‘09, but 18 to 24 months and you see a full repayment of debt, and we ran upside and downside scenarios—several of them—and in all cases by 24 months you’re clearly down to zero leverage.

<Q>: What was the low-end of the day-rate assumptions that you used to get to? -<A>: Our low-end, Barry, was that we took the current day-rate environment and reduced about 50% across the jackup drillings rigs and the barge rigs.

<Q>: Okay.

<A>: Of course, that pushed the payback into ‘09. We kept it mostly on the downside. We spent very little time testing the upside, so we really tested the downside extensively to ensure we still had the ability to take care of the debt load.

<Q>: Okay, and John, question for you. The number of questions about making more rig acquisitions, I would ask the other way. Are there opportunities or a need for high-grading the portfolio opportunity to divest any assets, and if so, would there be a market for that?

<A>: We haven’t looked at that yet, Barry. As we get through the integration process and get our hands around the operations, we will look at potential opportunities to divest of certain assets types, but at this point, we are not focused there.

<Q>: Okay, thanks.

Operator: Your next question comes from the line of Stewart Glickman, of Standard & Poor’s. Please proceed.

<Q – Stewart Glickman>: Hi, Good morning. Just a follow up on your earlier comment that you’re seeing a day rate gain of about 10% to 15% in ‘08. Is that predicated on any further rig migrations out of the Gulf before ‘08?

<A>: That’s actually just kind of based on currently known and planned rig migrations. I don’t think it is unlikely to assume that you’ll see more, but we didn’t factor that into our projections.

<Q – Stewart Glickman>: Okay, and as far as international drilling operations go, you’re going to have a couple of rigs in a number of different markets. Any intention on your part to consolidate our rigs internationally into larger fleets in fewer international locales?

<A>: Well, I can tell you that on the – TODCO in the past, we’ve been focusing particularly on South East Asia and the Middle East, and with the introduction of units into the Middle East by Hercules and ourselves recently in South East Asia, we do see that the opportunity to develop some critical mass. We certainly don’t want to have rigs spotted all around the globe, there’s no economies there, it gets a bit dysfunctional. But I can tell you for instance, by way of example, we have a lot interest now in mat supported units in South China sea areas. And I know that India, in fact, where Hercules has put their unit on the east side, there seems to be more interest coming out of ONGC, so it’s certainly our hope.

<Q – Stewart Glickman>: Okay, thanks very much.

Operator: Your next question comes from the line of Ola Flur [ph] of Morgan Stanley. Please proceed.

<Q>: Thank you very much. First of all, congratulations to both of you, Randy and Jan. I think this is a tremendously logical deal, and I’m also very excited about getting a new company with a billion dollars of debt as part of the under-priced value. (laughing) I think the industry is drowning in it’s own cash at the moment, and at least it’s going to take it quiet for a while, but obviously no. So Jan, my question to you. What’s next, Gulf, or do you have anything else in mind? I think there are plenty of companies in Houston that could benefit from your lack of selfishness at the top of a company.

<A>: Ola, I have no plans however at this point in time.

<Q>: This point in time, I like that thing there. And then as a big follow up, if the there were other acquisition that were to take place with say a very large jackup fleet in the Gulf of Mexico if it becomes available, would there be a limit for Hercules to how many rigs they could take on in the Gulf of Mexico before there became some kind of anti-trust element or be viewed as sort of a global rig market and still a fairly modest market share?

<A>: I think we have always viewed it as a global market just like John mentioned earlier. These rigs move all the time, and so I think we’ll look at opportunities in the Gulf of Mexico, we’ll look at opportunities outside the Gulf of Mexico as well for acquisitions, and we’ll look for opportunities to move our existing rigs into other locations outside the Gulf of Mexico. So I think from the standpoint of acquiring additional assets in the Gulf of Mexico, we don’t see any impediment to that at this time.

<Q>: So if a fleet of let’s say 20 jackups or so should become available that would not take you to a market share where you could get a problem?

<A>: We wouldn’t think so.

<Q>: Okay. Excellent to hear that. Thank you very much.

Operator: Your next question comes from the line of Todd Munns [ph] of Rick Funds [ph]. Please proceed.

<Q>: Hi, I’m trying to clarify the election process. If I were the only holder to elect cash, what would I be getting? And likewise, if I were to be the only holder to make a stock election?

<A>: If you were the only holder to elect cash, you would get all cash.

<Q>: And what would that be?

<A – Lisa Rodriguez>: Well, it would depend on the 10-days trading – the average 10-days trading five days prior to closing.

<Q>: For the stock or for the cash?

<A – Lisa Rodriguez>: For the cash. The value.

<A>: Yes.

<A>: You are going to get $16 plus however the stock trades over that 10-day period will determine what you get in stock.

<Q>: Okay. I understand.

<A>: That will determine what the price is going to be.

<A – Lisa Rodriguez>: Yes, and we’ll use that value to determine the cash portion. If you were the only one to elect cash, you would receive all cash and it would be the $16 plus the value of the shares on that 10-day period prior to closing.

<Q>: Great. Thank you very much.

<A>: Carissa [ph], we have time for one more question.

Operator: You have a follow-up question from Beau McKenzie [ph] of Pritchard Capital [ph].

<Q>: Hi guys, are there any assets in the mix that under Hercules like Delta Towing or land rigs down in Latin America, anything that you guys might consider ultimately divesting?

<A>: Yeah, Beau, we will look at that once the transaction closes. Right now, quite frankly, I don’t think we have a view necessarily about Delta Towing you know whether it’s a good fit long-term or not. We’ll certainly look at it. The same thing would apply to land rigs in Latin America. If there’s an opportunity that makes sense and we think there’s some good value to be obtained from the sale, we might look at that.

<Q>: All right. Well thanks again, and congratulations, guys.

<A>: Thank you.

Company Representative

We would just like to thank everyone for joining in our conference call today.

Operator: Thank you for your participation in today’s conference. This concludes the presentation.

You may now disconnect. Good day.